Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                February 14, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: First American Group Inc. (the "Company")
         Amendment No. 3 to Form S-1 filed February 14, 2011
         File No. 333-171091

Dear Mr. Spirgel:

     Submitted pursuant to the staff's comment letter dated February 9, 2011, please find filed on EDGAR copies of Amendment No. 3 to the referenced registrant's Form S-1 ("Amendment No. 3 to Form S-1") and a redlined Amendment No. 2 to Form S-1.

     Amendment No. 3 to Form S-1 was filed with the Commission via EDGAR on February 14, 2011.

     The staff's comments are reproduced in italics in this letter, and the Company's responses to the staff's comments follow each staff comment. Please note that, unless otherwise indicated, the page references below refer to the page numbers of the redlined Amendment No. 2 to the Form S-1.

     In response to the staff's comments in their February 14, 2011 letter, we respectfully submit the following information on behalf of our client:

GENERAL

     1. WE NOTE YOUR RESPONSE TO COMMENT FOUR OF OUR LETTER DATED JANUARY 21, 2011. PLEASE PROVIDE US WITH THIRD PARTY SUPPORT FOR THE ASSUMPTIONS THAT UNDERLIE YOUR EXPECTED REVENUES OVER THE NEXT THREE YEARS, SUCH AS THE $20 COST PER THOUSANDS OF IMPRESSIONS (CPM), THE 10% CLICK-THROUGH RATE AND THE RATE THAT VISITORS WILL FILL OUT A FORM, TAKE A SURVEY OR CLICK THROUGH TO PURCHASE A PRODUCT. IN ADDITION,

          REVISE YOUR DISCLOSURE TO PROVIDE FURTHER BASES FOR WHY YOU BELIEVE YOU COULD CHARGE THE RATES YOU DISCLOSE TAKING INTO ACCOUNT THE MEASURES THAT ADVERTISERS GENERALLY LOOK TO, SUCH AS MONTHLY TRAFFIC, UNIQUE VISITORS, TARGETED MARKETING OPPORTUNITIES AND HOW ESTABLISHED THE WEBSITE IS. ALSO, PLEASE REVISE YOU DISCLOSE TO TAKE INTO ACCOUNT THE COMMISSION'S POLICY ON PROJECTIONS AS SET FORTH IN ITEM 19(B) OF REGULATION S-K.

     The Company has complied with this comment. The Company notes that there is not a 10% click-through rate. CPMs are distinguished from CPCs. CPMs are rates an advertiser pays whether a viewer views and advertisement or not. CPCs are rates an advertiser pays whether or not viewer clicks on an advertisement. Please see the third party support referenced in the Company's additional disclosures on pages 19 and 31of Amendment No. 2 to the Form S-1.

     2. PLEASE UPDATE YOUR FILING TO INCLUDE FINANCIAL STATEMENTS FROM INCEPTION TO DECEMBER 31, 2010.

     The Company confirms that it will provide financial statements in accordance with Rule 8-08 of Regulation S-X. The Company further confirms that it is aware that it must file a Form 10-Q within 45 days of effectiveness of the Form S-1 and expects to file such Form 10-Q by February 21, 2011 should the Company's S-1 become effective on February 14, 2011.

     Please contact the undersigned if you have further comments or questions.

                                   Very truly yours,


                                   /s/ Thomas E. Puzzo
                                   -----------------------------
                                   Thomas E. Puzzo